Mail Stop 6010

October 30, 2007

Steven L. Basta
Chief Executive Officer
BioForm Medical, Inc.
1875 So. Grant Street, Suite 110
San Mateo, California 94402

> **Re:** **BioForm Medical, Inc.**
> **Registration Statement on Form S-1, Amendment 4**
> **Filed October 29, 2007**
> **File No. 333-145584**

Dear Mr. Basta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Recent Developments, page 4

1. We note your responses to comment 1 in our October 22, 2007 letter and comments 3-5 in our October 25, 2007 letter. We reissue comment 3 from our October 25, 2007 letter. Although we do not object to your providing preliminary numbers, we continue to believe that disclosure of the numbers in the form of a range suggests the numbers may be too preliminary to be helpful. Please disclose

one number for your net sales and one number for your net loss rather than a
range for these two figures.

Kreussler Agreement, page 63

2. We note that in response to comment 11, you now state the Kreussler agreement
    includes a minimum purchase commitment for each 12-month period, but the
    CryoLife agreement does not. Please disclose the amount of the minimum
    purchase commitment under the Kreussler agreement.

*   *   *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613
if you have questions regarding comments on the financial statements and related
matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with
any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: David J. Saul
        Adrian M. Rich
        Wilson Sonsini Goodrich & Rosati, Professional Corporation
        650 Page Mill Road
        Palo Alto, California 94304